Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2023 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (August 14, 2023)

•	Delivered adjusted funds from operations of $2.7 billion, including a $275 million before-tax restructuring charge related to the company’s workforce reduction plans, and adjusted operating earnings of $1.3 billion.

•	Returned $1.4 billion to shareholders through $684 million in share repurchases and $679 million in dividends.

•	Delivered total upstream production of 741,900 barrels of oil equivalent per day (boe/d), with strong upgrader utilization outside of planned maintenance activities and continued strong performance from In Situ assets.

•	Completed all major annual planned maintenance across all refineries, resulting in refinery crude throughput of 394,400 barrels per day (bbls/d).

•	Portfolio optimization continued with the completion of the sale of the U.K. Exploration and Production (E&P) portfolio.

“Our In Situ assets and upgraders delivered strong performance once again and helped reduce the impacts of planned maintenance at our integrated operations in the Fort McMurray region,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “During the second quarter, we generated $2.7 billion of adjusted funds from operations and delivered $1.4 billion to shareholders, and we’re making good progress on our goal of clarifying, simplifying and focusing the organization to drive improved performance and maximize value for our shareholders.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2023	2023	2022
Net earnings	1 879	2 052	3 996
Per common share(1) (dollars)	1.44	1.54	2.84
Adjusted operating earnings(2)	1 253	1 809	3 814
Per common share(1)(2) (dollars)	0.96	1.36	2.71
Adjusted funds from operations(2)	2 655	3 002	5 345
Per common share(1)(2) (dollars)	2.03	2.26	3.80
Cash flow provided by operating activities	2 803	1 039	4 235
Per common share(1) (dollars)	2.14	0.78	3.01
Capital and exploration expenditures(3)	1 551	1 028	1 251
Free funds flow(2)	1 042	1 916	4 050
Dividend per common share (dollars)	0.52	0.52	0.47
Share repurchases per common share(4) (dollars)	0.52	0.66	1.82
Returns to shareholders(5)	1 363	1 564	3 210
Net debt(2)	14 394	15 714	15 699

	Q2	Q1	Q2
Operating Highlights	2023	2023	2022
Total upstream production (mboe/d)	741.9	742.1	720.2
Refinery utilization (%)	85	79	84

(1)	Represented on a basic per share basis.

(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this news release.

(3)	Excludes capitalized interest and capital expenditures related to assets previously held for sale.

(4)	Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.

(5)	Includes dividends paid on common shares and repurchases of common shares.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2023	2023	2022
Net earnings	1 879	2 052	3 996
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	3	352
Unrealized (gain) loss on risk management activities	(10)	18	(19)
Gain on significant disposal	(607)	(302)	—
Restructuring charge	275	—	—
Asset impairment (reversal)	—	—	(645)
Income tax (recovery) expense on adjusted operating earnings adjustments	(40)	38	130
Adjusted operating earnings(1)	1 253	1 809	3 814

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this news release.

•	Suncor’s adjusted operating earnings were $1.253 billion ($0.96 per common share) in the second quarter of 2023, compared to $3.814 billion ($2.71 per common share) in the prior year quarter, primarily due to decreased crude oil and refined product realizations reflecting a weaker business environment in the current quarter, and a first-in, first-out (FIFO) inventory valuation loss in the current quarter compared to a gain in the prior year quarter, partially offset by lower royalties and income taxes.

•	Suncor’s net earnings were $1.879 billion ($1.44 per common share) in the second quarter of 2023, compared to $3.996 billion ($2.84 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2023 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations were $2.655 billion ($2.03 per common share) in the second quarter of 2023, compared to $5.345 billion ($3.80 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings described above, as well as a restructuring charge related to workforce reduction plans recorded in the current quarter.

•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.803 billion ($2.14 per common share) in the second quarter of 2023, compared to $4.235 billion ($3.01 per common share) in the prior year quarter.

•	Suncor’s total operating, selling and general (OS&G) expenses were $3.440 billion in the second quarter of 2023, compared to $3.088 billion in the prior year quarter, with the increase primarily due to a $275 million restructuring charge related to the company’s workforce reduction plans, increased mining activity, the company’s increased working interest in Fort Hills, increased maintenance costs and the impact of inflation. This was partially offset by a decrease in share-based compensation expense and decreased commodity input costs primarily due to lower natural gas prices.

•	As at June 30, 2023, Suncor’s net debt was $14.394 billion, a reduction of $1.320 billion compared to March 31, 2023, with the decrease in net debt primarily due to an increase in cash and cash equivalents, which included the proceeds from the sale of the company’s U.K. E&P portfolio.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2023	2023	2022
Total Oil Sands bitumen production	814.3	811.3	760.7
SCO and diesel production	521.6	517.6	497.1
Internally consumed diesel and internal transfers	(16.6)	(19.8)	(14.1)
Upgraded production – net SCO and diesel	505.0	497.8	483.0
Bitumen production	200.2	189.8	163.3
Internal bitumen transfers	(26.1)	(12.5)	(4.8)
Non-upgraded bitumen production	174.1	177.3	158.5
Total Oil Sands production	679.1	675.1	641.5
Exploration and Production (mboe/d)	62.8	67.0	78.7
Total upstream production (mboe/d)	741.9	742.1	720.2
Refinery utilization (%)	85	79	84
Refinery crude oil processed	394.4	367.7	389.3

•	Total Oil Sands bitumen production increased in the second quarter of 2023 compared to the prior year quarter, due to lower maintenance activities in the current period, excluding at Syncrude, which was impacted by planned turnaround activities, and the company’s increased working interest in Fort Hills.

•	The company’s net SCO production increased to 505,000 bbls/d in the second quarter of 2023, representing combined upgrader utilizations of 94%, compared to 483,000 bbls/d and 89% in the prior year quarter, reflecting lower planned maintenance activities in the current period and strong upgrader utilizations outside of planned maintenance activities.

•	To mitigate the impacts of planned maintenance during the quarter, the company leveraged its regional asset connectivity through increased internal transfers between assets.

•	The company’s saleable non-upgraded bitumen production increased to 174,100 bbls/d in the second quarter of 2023, compared to 158,500 bbls/d in the prior year quarter, reflecting increased production at the company’s In Situ assets, as the prior year quarter was impacted by maintenance activities, and increased production at Fort Hills, due to the company’s additional working interest.

•	E&P production during the second quarter of 2023 decreased compared to the prior year quarter, primarily due to natural declines and the divestment of the company’s Norway assets in the third quarter of 2022.

•	Refinery crude throughput was 394,400 bbls/d and refinery utilization was 85% in the second quarter of 2023, compared to 389,300 bbls/d and 84% in the prior year quarter, reflecting planned turnaround activities in both periods.

•	Refined product sales in the second quarter of 2023 were 547,000 bbls/d, compared to 536,900 bbls/d in the prior year quarter, primarily due to the company leveraging its extensive domestic sales network and export channels.

Corporate and Strategy Updates

•	Portfolio optimization. Completed the sale of the U.K. E&P portfolio for gross proceeds of $1.1 billion, resulting in a gain on sale of $607 million ($607 million after-tax).

•	Update on acquisition of TotalEnergies’ Canadian operations. Following ConocoPhillips Canada exercising its pre-emptive right to purchase the 50% working interest in the Surmont in situ asset, Suncor is continuing to evaluate the transaction to acquire the remainder of TotalEnergies’ Canadian operations, including the remaining 31.23% working interest in Fort Hills.

•	Sustainability reporting. Suncor released its 2023 Report on Sustainability and Climate Report, marking its 28th year of sustainability reporting. The reports highlight how the company is working to achieve strong environmental, social and governance performance and its actions on sustainable energy development.

•	Cybersecurity incident. The company experienced a cybersecurity incident in late June. The incident did not impact the safety or reliability of the company’s field operations but did impact some business operations and services at the end of the quarter, which did not have a material impact on the company’s financial results.

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on May 8, 2023.

For further details and advisories regarding Suncor’s 2023 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings is reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	1 267	2 892	956	1 361	518	2 007	(390)	(851)	—	—	2 351	5 409
Adjustments for:
Depreciation, depletion, amortization and impairment	1 183	1 279	142	(505)	224	199	28	25	—	—	1 577	998
Accretion	115	58	18	16	1	2	—	—	—	—	134	76
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(244)	352	—	—	(244)	352
Change in fair value of financial instruments and trading inventory	18	(22)	12	(22)	16	(89)	—	—	—	—	46	(133)
(Gain) loss on disposal of assets	—	1	(607)	—	(7)	(11)	(18)	—	—	—	(632)	(10)
Share-based compensation	23	53	1	3	8	21	(13)	57	—	—	19	134
Settlement of decommissioning and restoration liabilities	(65)	(59)	(2)	(18)	(5)	(3)	—	—	—	—	(72)	(80)
Other	16	29	1	6	26	1	(18)	15	—	—	25	51
Current income tax expense	—	—	—	—	—	—	—	—	(549)	(1 452)	(549)	(1 452)
Adjusted funds from (used in) operations	2 557	4 231	521	841	781	2 127	(655)	(402)	(549)	(1 452)	2 655	5 345
Change in non-cash working capital											148	(1 110)
Cash flow provided by operating activities											2 803	4 235

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income taxes	2 744	5 201	1 331	2 006	1 511	3 424	(521)	(1 374)	—	—	5 065	9 257
Adjustments for:
Depreciation, depletion, amortization and impairment	2 321	2 384	269	(376)	444	411	59	50	—	—	3 093	2 469
Accretion	229	121	35	30	3	3	—	—	—	—	267	154
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(241)	206	—	—	(241)	206
Change in fair value of financial instruments and trading inventory	45	(43)	(13)	(39)	44	(125)	—	—	—	—	76	(207)
(Gain) loss on disposal of assets	—	(1)	(608)	—	(18)	(11)	(320)	—	—	—	(946)	(12)
Share-based compensation	(37)	81	2	2	(19)	26	(130)	81	—	—	(184)	190
Settlement of decommissioning and restoration liabilities	(189)	(147)	(4)	(18)	(12)	(5)	—	(1)	—	—	(205)	(171)
Other	32	49	—	(40)	22	1	(35)	(29)	—	—	19	(19)
Current income tax expense	—	—	—	—	—	—	—	—	(1 287)	(2 428)	(1 287)	(2 428)
Adjusted funds from (used in) operations	5 145	7 645	1 012	1 565	1 975	3 724	(1 188)	(1 067)	(1 287)	(2 428)	5 657	9 439
Change in non-cash working capital											(1 815)	(2 132)
Cash flow provided by operating activities											3 842	7 307

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	2 557	4 231	521	841	781	2 127	(655)	(402)	(549)	(1 452)	2 655	5 345
Capital expenditures including capitalized interest(1)	(1 043)	(905)	(182)	(115)	(377)	(261)	(11)	(14)	—	—	(1 613)	(1 295)
Free funds flow	1 514	3 326	339	726	404	1 866	(666)	(416)	(549)	(1 452)	1 042	4 050

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Adjusted funds from (used in) operations	5 145	7 645	1 012	1 565	1 975	3 724	(1 188)	(1 067)	(1 287)	(2 428)	5 657	9 439
Capital expenditures including capitalized interest(1)	(1 853)	(1 573)	(320)	(198)	(502)	(393)	(24)	(142)	—	—	(2 699)	(2 306)
Free funds flow	3 292	6 072	692	1 367	1 473	3 331	(1 212)	(1 209)	(1 287)	(2 428)	2 958	7 133

(1)	Excludes capital expenditures related to assets previously held for sale of $66 million and $108 million in the second quarter and first six months of 2023, respectively, compared to $36 million and $55 million in the second quarter and first six months of 2022, respectively.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2023	2022
Short-term debt	4 169	2 807
Current portion of long-term debt	—	—
Current portion of long-term lease liabilities	350	317
Long-term debt	9 611	9 800
Long-term lease liabilities	2 874	2 695
Total debt	17 004	15 619
Less: Cash and cash equivalents	2 610	1 980
Net debt	14 394	13 639

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, Suncor’s Report to Shareholders for the Second Quarter of 2023 dated August 14, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

To view a full copy of Suncor’s second quarter 2023 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's second quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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